SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                              XANTHUS FUND, L.L.C.
                                (Name of Issuer)

                              XANTHUS FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Howard M. Singer
                              Xanthus Fund, L.L.C.
                           One World Financial Center
                               200 Liberty Street
                                   31st Floor
                            New York, New York 10281
                                 (212) 667-4225

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                  June 2, 2000
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:     $50,000,000(a)   Amount of Filing Fee: $10,000(b)
--------------------------------------------------------------------------------

(a)  Calculated as the aggregate maximum purchase price for Interests.

(b)  Calculated at 1/50th of 1% of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  ________________________
     Form or Registration No.:  ________________________
     Filing Party:  __________________________________
     Date Filed:  ___________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO previously filed on June 5, 2000, relating to an offer ("Offer") by Xanthus Fund, L.L.C. (the "Fund") to purchase for cash, on the terms and subject to the conditions set forth in its Offer to Purchase dated June 2, 2000, (the "Offer to Purchase"), and the related Letter of Transmittal ("Letter of Transmittal"), 50,000,000 limited liability company interests (the "Interests"), of the Fund. The information in the Offer to Purchase and Letter of Transmittal including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below:

ITEM 4.  TERMS OF THIS TENDER OFFER.


     The disclosures contained in Section 2 of the Offer to Purchase entitled "Offer to Purchase and Price" are being amended to correct the Unaudited Net Asset Values as of April 28, 2000 for closing dates June 1, 1999, July 1, 1999 and August 1, 1999. A copy of the disclosures being sent to investors is attached hereto as exhibit B-1 and is hereby incorporated by reference.

     ITEM 12.  EXHIBITS.

     The following is attached as an additional exhibit to this Schedule TO:

     B-1 Letter to Members in connection with the corrected disclosures to the Offer to Purchase.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      XANTHUS FUND, L.L.C.

                                          By:   Board of Managers

                                                By:  /s/   HOWARD M. SINGER
                                                   -----------------------------
                                                    Name:  Howard M. Singer
                                                    Title:  Manager

June 9, 2000